Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OPERATIONS

The following Management’s Discussion and Analysis of Results of Operations should be read together with our unaudited condensed interim consolidated financial statements and the related notes as of June 30, 2026, which appear elsewhere in this Report on Form 6-K.

Cautionary Note Regarding Forward-Looking Statements

The discussion and analysis in this section contain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current views with respect to future events and financial results. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. These include statements regarding our earnings, projected growth and forecasts, and similar matters which are not historical facts. We remind readers that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors which could cause the actual future events or results to differ materially from those described in the forward-looking statements. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: (i) inability to realize benefits from acquisitions, (ii) our inability to manage our growth profitably, (iii) intense competition in our industry, (iv) acquisition of businesses disrupting our business and harming our financial condition and operations, (v) the need to obtain additional financing , (vi) our ability to respond promptly and effectively to market changes, (vii) our ability to obtain and maintain contracts with governments, (viii) our dependence on third-party representatives to generate revenues and supply components, (ix) unfavorable global economic conditions, (x) developments affecting international operations and foreign markets, (xi) breaches of network or information technology security, (xii) intellectual property litigation, and (xiii) such other factors discussed throughout Item 3. D. Risk Factors of our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2026, and in our other filings and submissions with the SEC. Any forward-looking statement made by us in this section is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Overview

Founded in 1988, we are a global provider of traditional and digital identity solutions, advanced IoT, and cyber security products and solutions to governments and private and public organizations worldwide. In this Management’s Discussion and Analysis of Results of Operations all references to “SuperCom,” the “Company,” “we,” “us” or “our” are to SuperCom Ltd., a company organized under the laws of the State of Israel, and its subsidiaries, unless the context otherwise provides.

We are comprised of three main Strategic Business Units (SBU): e-Gov, IoT and Connectivity (or “IoT”), and Cyber Security:

e-Gov

Through our proprietary e-Government platforms and solutions for traditional and biometric enrolment, personalization, issuance, and border control, we assist governments and national agencies in designing and issuing secure identification documents, including Multi-ID documents, as well as digital identity solutions. We have focused on expanding our activities in the traditional identification (“ID”) and electronic identification (“e-Gov”) markets, including the design, development, and marketing of identification technologies and solutions to governments in Europe, Asia, the Americas, and Africa using our e-Government platforms.

Our e-Gov solutions include technologies relating to: (i) secure physical documents incorporating various levels of security features, including ultraviolet features, holograms, and other security elements; and (ii) electronic identification solutions secured by biometric data. These solutions are principally used in connection with the issuance of national Multi-ID documents, including identification cards, passports, driver’s licenses, vehicle permits, visas, and secure land certificates, as well as border control applications and Land Information Systems (“LIS”).

IoT and Connectivity

IoT

Our IoT products and solutions are designed to identify, track, and monitor people and objects in real time, enabling our customers to detect unauthorized movement of individuals, vehicles, and other monitored objects. We provide a field-proven, end-to-end IoT suite, together with services tailored to meet the requirements of our customers’ IoT applications. Our proprietary IoT platform integrates hardware, connectivity, and software components and forms the foundation of our IoT solutions and services. Our IoT business has primarily focused on the following markets: (i) public safety, (ii) healthcare and homecare, (iii) smart cities, (iv) smart campuses, and (v) transportation.

In 2006, we identified electronic tracking and monitoring as a growing market opportunity, particularly in the areas of public safety, real-time healthcare and homecare, and transportation management. We subsequently developed our PureRF Hybrid Suite, consisting of wearable devices, connectivity solutions, and monitoring and control software. Beginning in 2012, we further developed our next-generation IoT platform, the PureSecurity Hybrid Suite, which includes wristbands, tags, beacons, PureCom, PureMonitor, PureTrack, and other hardware, connectivity, and software components.

On January 1, 2016, we acquired Leaders in Community Alternatives, Inc. (“LCA”). LCA is a California-based provider of community-based criminal justice services and electronic monitoring programs to governmental agencies in the United States and has been providing such services for more than 25 years. LCA offers a broad range of solutions to governmental institutions throughout the United States in connection with community supervision, electronic monitoring, and criminal justice programs.

Connectivity

As part of our strategy to enhance and broaden our IoT connectivity products and solutions for the public safety, enterprise, hospitality, and smart city markets, on May 18, 2016, we acquired Alvarion Technologies Ltd. (“Alvarion”).

Alvarion develops connectivity solutions for carrier Wi-Fi, enterprise connectivity, smart cities, smart hospitality, connected campuses, and connected events. Its solutions are designed to provide integrated and heterogeneous network environments that facilitate ease of use and operational efficiency. Carriers, local governments, enterprises, and participants in the hospitality sector worldwide have deployed Alvarion’s intelligent Wi-Fi solutions, as well as its legacy wireless backhaul products and services.

Cyber Security

In 2015, we identified the cybersecurity market as a significant growth opportunity in which we believed SuperCom could leverage technological synergies and its existing customer relationships across its e-Gov, IoT, and connectivity businesses.

In 2015, we acquired Prevision Ltd. (“Prevision”), a company offering a broad range of cybersecurity services.

During the first quarter of 2016, we acquired Safend Ltd. (“Safend”), an international provider of endpoint data protection solutions designed to protect against corporate data loss and theft through content discovery and inspection, encryption technologies, and comprehensive device and port control. Safend’s technologies enable customers to identify sensitive information and control the flow of data through email, the web, external devices, and other communication channels.

These acquisitions significantly expanded the scope of our cybersecurity capabilities and provided us with experienced cybersecurity professionals, an established global customer base, and additional cybersecurity technologies and platforms. Following these acquisitions, our cybersecurity business served more than 3,000 customers in the United States, Europe, and Asia, with more than three million software license seats deployed by multinational enterprises, governmental agencies, and small and mid-sized businesses worldwide.

General

Our condensed interim consolidated financial statements appearing in this Report on Form 6-K are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Financial Accounting Standards Board (“FASB”), Accounting Standards Codification, or ASC, Topic 830, “Foreign Currency Translation.” The majority of our sales are made outside Israel in U.S. dollars. In addition, substantial portions of our costs are incurred in U.S. dollars. Since the U.S. dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the U.S. dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of Operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

Results of Operations

Revenues

Our revenues for the first six months of 2026 increased by 11% to $15.7 million, compared to $14.2 million for the first six months of 2025. The increase in revenues was primarily attributable to a $2.8 million increase in revenues from our IoT segment, partially offset by a $1.5 million decrease in revenues from our e-Gov segment.

Cost of Sales

Our cost of sales for the first six months of 2026 increased by 9% to $6.0 million, compared to $5.5 million for the first six months of 2025. The increase in cost of sales was primarily attributable to the 11% increase in revenues, partially offset by a more favorable revenue mix, including revenues from projects with higher gross margins.

Gross Profit

Our gross profit for the first six months of 2026 increased by 12% to $9.7 million, compared to $8.7 million for the first six months of 2025. Our gross margin increased to 62% for the first six months of 2026, compared to 61% for the first six months of 2025. The increase in gross profit was primarily attributable to (i) the 11% increase in revenues and (ii) the increase in gross margin.

Operating Expenses

Our operating expenses for the first six months of 2026 were $7.6 million, compared to $6.4 million for the first six months of 2025, an increase of $1.2 million. The increase in operating expenses primarily reflected (i) a $0.2 million increase in research and development expenses, (ii) a $0.6 million increase in sales and marketing expenses, (iii) a $0.2 million increase in general and administrative expenses, and (iv) a $0.2 million increase in other operating expenses.

Financial Expenses, Net

We recorded financial expenses, net, of $0.7 million for the first six months of 2026, compared to financial income, net, of $3.0 million for the first six months of 2025, representing an unfavourable change of approximately $3.7 million. The change was primarily attributable to the absence in 2026 of a $4.2 million gain recognized in the first six months of 2025 in connection with the conversion of debt at a premium to fair market value. This was partially offset by a $0.8 million decrease in interest expense on loans and credit lines, from $1.6 million in the first six months of 2025 to $0.8 million in the first six months of 2026. In addition, we recorded foreign currency exchange losses of $56 thousand in the first six months of 2026, compared to foreign currency exchange gains of $0.2 million in the corresponding period of 2025, while interest income on deposits decreased from $0.2 million to $0.17 million.

Income Tax

We recorded an income tax benefit of $1.09 million for the first six months of 2026, compared to no income tax benefit for the first six months of 2025. The income tax benefit in 2026 was primarily attributable to the recognition of a $1.09 million deferred tax asset by SuperCom Ltd. on a standalone basis. The deferred tax asset was recognized following several years of sustained profitability and management's expectation that sufficient taxable income will be generated in future periods to support its realization, as well as the partial utilization of tax loss carryforwards during 2026.

Net Profit

As a result of the factors described above, our net income for the first six months of 2026 was $2.4 million, compared to net income of $5.3 million for the first six months of 2025, a decrease of $2.9 million. The decrease in net income was primarily attributable to (i) a $1.2 million increase in operating expenses and (ii) a $3.7 million unfavourable change in financial income (expenses), net, partially offset by (iii) a $1.0 million increase in gross profit and (iv) a $1.09 million increase in income tax benefit.

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